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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sageworks Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 7th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vlad Uchenik 212-683-2294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sageworks Capital, Inc.

We have audited the accompanying statement of financial condition of Sageworks Capital, Inc. (the "Company"), and the related notes as of December 31, 2015 .

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 18, 2016

SAGEWORKS CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 10,526
Prepaid expense	15,656
TOTAL ASSETS	$ 26,182

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 0
Stockholder's equity:	
Share capital	94
Additional paid-in capital	2,075,379
Retained earnings	(2,049,291)
TOTAL STOCKHOLDER'S EQUITY	26,182
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 26,182

The accompanying notes are an integral part of this financial statement.

SAGEWORKS CAPITAL, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sageworks Capital, Inc. (the "Company") was originally organized as a Corporation in May 2011 in the State of North Carolina. The Company's majority owner, Sageworks, Inc., entered into a Purchase Agreement on December 19, 2013 to sell all of the Company's stock to Raiseworks, LLC, a Delaware limited liability company. On December 26, 2013, the Company submitted a CMA to FINRA and the transaction was approved June 2014. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company files its own tax returns and has a December 31 fiscal year end. The Company determined that there are no uncertain tax positions that would require adjustments or disclosures on the financial statements

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

NOTE 2.
(cont'd) Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2015, the Company had net capital of $10,526 and $5,526 of excess net capital. At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was 0.00 to 1.

NOTE 6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2015, the Company shared office space with its sole shareholder, Raiseworks, LLC. Raiseworks, LLC allocates a percentage of the rent and certain other overhead and administrative expenses to the Company per the terms in the Expense Sharing Agreement. In lieu of cash payments, these amounts are recorded as non-cash capital contributions of Raiseworks, LLC. Raiseworks, LLC has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses

NOTE 7. SUBORDINATED DEBT

The Company has no subordinated loans at December 31, 2015 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued during which time contributions of $18,000 have been received from a new shareholder. No further information is required to be disclosed.

SAGEWORKS CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

PUBLIC

OATH OR AFFIRMATION

I, Vlad Uchenik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sageworks Capital, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
NOTARIAL SEAL
Mashyaneh Pohorilenko, Notary Public
Bensalem Township, Bucks County
My Commission Expires January 20, 2019



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ra▪seworks

Member FINRA I SIPC

1177 Avenue of the Americas, 7th Floor
New York, NY 10036

Date: February 24, 2016

SEC Headquarters
Mail Stop 8031
100 F Street, NE
Washington, DC

To Whom It May Concern:

Attached are two copies of the annual audit for Sageworks Capital, Inc.

Sincerely,

Vlad Uchenik
CEO/CCO
Raiseworks
Vlad.uchenik@raiseworks.com
Member FINRA/SIPC